UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Directors and Co-Chief Executive Officer

On January 27, 2026, with the approval of the board (the “Board”) of directors of the BGM Group Ltd (the “Company”), Ms. Yuehua Ren (“Ms. Ren”) and Ms. Lou Zefei (“Ms. Lou”) were appointed as directors of the Company and Mr. Li Yuqing (“Mr. Li”) was appointed as the co-chief executive officer of the Company, each effective as of January 27, 2026, for a one-year term of office.

Ms. Ren holds a bachelor’s degree in digital media from University of Electronic Science and Technology of China. Since September 2016, she has served as the marketing director of Hangzhou Canziyuan Biotechnology Co., Ltd. She is primarily responsible for overseeing the sales operations and planning. From August 2014 to August 2016, she served as a planning specialist of Shanghai Qianhong Investment Management Co., Ltd., responsible for product planning and content marketing.

Ms. Ren does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Ms. Lou has served as the Chief Financial Officer of Fanhua Rongshu Insurance Sales & Service Co., Ltd. since February 2025 and as the Vice President of the same company since August 2025. Previously, she served as the Deputy Director of the Financial Center at AIFU INC. from April 2016 to January 2025 and as General Manager of the Capital Department at AIFU INC. from November 2000 to January 2025, where she was responsible for daily financial management. Ms. Lou holds a Bachelor of Economics degree from Tianjin University of Commerce and a Master of Business Administration (EMBA) degree from Sun Yat-sen University.

Ms. Lou does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Li has served as the General Manager of Hanzhou Yaoyixing Technology Co., Ltd since August 1, 2021. Under his leadership, he has spearheaded thedevelopment of a comprehensive AI PaaS platform, leveraging its core technical architecture and scalable commercialization capabilities to significantly advance the company’s position at the forefront of artificial intelligence innovation

Mr. Li does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 29, 2026

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Co-Chief Executive Officer